UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SMX (Security Matters) Public Limited Company (the “Company”) previously announced that, on December 1, 2025, it entered into a Standby Equity Purchase Agreement (the “Purchase Agreement”) with institutional investors (each, an “Investor” and collectively, the “Investors”) to issue and sell to (a) each of the Investors, a promissory note (each, a “Note” and collectively, the “Notes”), for aggregate gross proceeds to the Company of up to $11.5 million, subject to conditions and (b) an Investor, up to $100 million worth of the Company’s ordinary shares in an equity line of credit (the “Equity Line”). The transactions contemplated by the Purchase Agreement originally closed on December 3, 2025.

On December 9, 2025, the Company and the Investors, together with one additional investor (the “Additional Investor”) entered into an Amendment and Addendum to Standby Equity Purchase Agreement (the “Amendment”), which amends the terms of the Purchase Agreement and the Notes as follows:

●	At the time of the next closing under the Purchase Agreement, expected immediately prior to the effective date of the Form F-1 (defined below), the Investors and the Additional Investor will purchase a new convertible promissory note or notes from the Company in the aggregate principal amount of $5.0 million (with an OID of 20%, for a face value of $6.25 million) (the “New Notes”). This increases the total expected gross proceeds to the Company under the Purchase Agreement (excluding the Equity Line) to $16,500,000.
●	The Company is no longer required to acquire bitcoin or another cryptocurrency with certain of the proceeds under the Purchase Agreement, as amended, so long as the Company’s ordinary shares close above $10.00 per share (subject to adjustment for reverse stock splits).
●	After the seventh business day after the effectiveness of the Form F-1, the Company can draw down up to $5.0 million under the Equity Line while the Notes or New Notes are still outstanding without the proceeds thereof being required to be used to repay the Notes or the New Notes.

The New Notes are substantially similar to the Notes, as amended pursuant to the Amendment. The Company has committed to register for resale the ordinary shares that may be issued upon conversion of the Notes, the New Notes and ordinary shares to be issued as an Equity Line facility fee to an Investor, and shall file a Registration Statement on Form F-1 (the “Form F-1”) within fifteen business days of December 1, 2025, and use reasonable best efforts to cause the Form F-1 to be declared effective as soon as practicable thereafter.

The Company intends to use the net proceeds from the sale of the New Notes for working capital and general corporate purposes, to pay down certain outstanding indebtedness and other liabilities of the Company, and (if applicable) to acquire bitcoin or another cryptocurrency subject to the mutual consent of the parties, which would serve as a reserve asset for SMX.

RBW Capital Partners LLC (a division of Dawson James Securities, Inc.) (the “Placement Agent”) acted as placement agent for the offering of the New Notes, and the Company has agreed to pay the Placement Agent an aggregate cash fee equal to 8.0% of the gross proceeds received by the Company from the sale of the New Notes.

The New Notes were issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, along with the ordinary shares underlying the New Notes, will not be registered under the Securities Act or applicable state securities laws. Accordingly, the New Notes and such underlying ordinary shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing is a brief description of the Amendment and the New Notes, and is qualified in its entirety by reference to the full text of such documents, forms of which are attached hereto as Exhibits 99.1 and 99.2.

Attached as Exhibit 99.3 and 99.4, are press releases the Company issued on December 10, 2025 and December 11, 2025, respectively.

Exhibit Number	Description
99.1	Form of Amendment and Addendum to Standby Equity Purchase Agreement
99.2	Form of Promissory Note
99.3	Press release dated December 10, 2025
99.4	Press release dated December 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 11, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer